

08026950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 6 2008

Washington, DC
110

SEC FILE NUMBER
8- 50330

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSH Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
            (No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Chodosh   (516) 390-5515
                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
         (Name – if individual, state last, first, middle name)

1818 Market Street, Suite 2400	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 1 4 2008

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Alan Chodosh__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SSH Securities, Inc.__ , as of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

TRUDY FRANCO
Notary Public, State of New York
No. 01FR5025817
Qualified in Nassau County
Commission Expires April 4, 20 10

_____
Notary Public

__Chief Financial Officer__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSH SECURITIES, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2007

TAIT, WELLER & BAKER LLP

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
SSH Securities, Inc.
Syosset, New York

We have audited the accompanying statement of financial condition of SSH Securities, Inc. as of December 31, 2007, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSH Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 14, 2008

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.	N3				100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07 | 99 |
SEC FILE NO. 8-50330 | 98 |
Consolidated | 198 |
Unconsolidated X | 199 |

		Allowable		Non-Allowable		Total	
1.	Cash	$ 4,149	200			$ 4,149	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers	83,181	355		600	83,181	830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	265,021	424			265,021	850
	E. Spot commodities		430				
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
	A. Exempted securities $		150				
			460		630		880
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	1,514	670	1,514	910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	$ 352,351	540	$ 1,514	740	$ 353,865	940

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.	as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] '13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other '10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	192,530 [1205]	[1385]	192,530 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] '12	[1390] '14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders '; $ [970]			
2. includes equity subordination (15c3-1(d)) of ... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 192,530 [1230]	$ [1450]	$ 192,530 [1760]

Ownership Equity

21. Sole Proprietorship		'15 $	[1770]
22. Partnership (limited partners) '11 ($ [1020])			[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			[1792]
C. Additional paid-in capital		75,000	[1793]
D. Retained earnings		86,335	[1794]
E. Total			[1795]
F. Less capital stock in treasury		'16 (	[1796]
24. TOTAL OWNERSHIP EQUITY		$ 161,335	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 353,865	[1810]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.	as of	12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 161,335	3480
2.	Deduct ownership equity not allowable for Net Capital	( )	3490
3.	Total ownership equity qualified for Net Capital		3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 161,335	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 1,514	3540
	B. Secured demand note deficiency		3590
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600
	D. Other deductions and/or charges		3610	(1,514)	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	$ 159,821	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	$	3660
	B. Subordinated securities borrowings		3670
	C. Trading and investment securities:		
	1. Exempted securities		3735
	2. Debt securities		3733
	3. Options		3730
	4. Other securities	5,300	3734
	D. Undue Concentration		3650
	E. Other (List)		3736	(5,300)	3740
10.	Net Capital	$ 154,521	3750

OMIT PENNIES

The audited net capital is the same as the unaudited net capital at 12/31/07.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.	as of 12/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	12,835	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	12,835	3760
14. Excess net capital (line 10 less 13)	$	141,686	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	₂₂ $	135,268	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 192,530	3790
17. Add:				
A. Drafts for immediate credit	₂₁ $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 192,530	3840
19. Percentage of aggregate indebtedness to net capital (line 18 + by line 10)			% 124.60%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	₂₃ $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.

For the period (MMDDYY) from 1/01/07 [3932] to 12/31/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ... $ ___ [3935]
   b. Commissions on listed option transactions ... [3938]
   c. All other securities commissions ... [3939]
   d. Total securities commissions ... [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ... [3945]
   b. From all other trading ... [3949]
   c. Total gain (loss) ... [3950]
3. Gains or losses on firm securities investment accounts ... [3952]
4. Profit (loss) from underwriting and selling groups ... [3955]
5. Revenue from sale of investment company shares ... 1,027,634 [3970]
6. Commodities revenue ... [3990]
7. Fees for account supervision, investment advisory and administrative services ... [3975]
8. Other revenue ... 16,237 [3995]
9. Total revenue ... $ 1,043,871 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ... [4120]
11. Other employee compensation and benefits ... [4115]
12. Commissions paid to other broker-dealers ... 765,969 [4140]
13. Interest expense ... [4075]
   a. Includes interest on accounts subject to subordination agreements ... [4070]
14. Regulatory fees and expenses ... (31,049) [4195]
15. Other expenses ... 34,966 [4100]
16. Total expenses ... $ 769,886 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) ... $ 273,985 [4210]
18. Provision for Federal income taxes (for parent only) ... [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ... [4222]
   a. After Federal income taxes of ... [4338]
20. Extraordinary gains (losses) ... [4224]
   a. After Federal income taxes of ... [4239]
21. Cumulative effect of changes in accounting principles ... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items ... $ 273,985 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ... $ ___ [4211]

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.

For the period (MMDDYY) from 1/01/07 to 12/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 187,350 [4240]
   A. Net income (loss) .... 273,985 [4250]
   B. Additions (includes non-conforming capital of .... ‰ $ [4262]) [4260]
   C. Deductions (includes non-conforming capital of .... $ (300,000) [4272]) (300,000) [4270]

2. Balance, end of period (From item 1800) .... $ 161,335 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... ‰ $ 0 [4300]
   A. Increases .... 0 [4310]
   B. Decreases .... 0 [4320]

4. Balance, end of period (From item 3520) .... $ 0 [4330]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.	as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .(5,000)... X [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm*30 _____ [4335] _____ [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
*31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
*32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
*33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
*34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
*35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $*36 _____ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

SSH SECURITIES, INC.

STATEMENT OF CASH FLOWS

December 31, 2007

Cash flows from operating activities	
Net income	$ 273,985
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in	
Receivables from non-customers	3,163
Accrued expenses	(18,618)
Net cash provided by operating activities	258,530
Cash flows from shareholder activities	
Withdrawal from retained earnings	(300,000)
Net decrease in cash and cash equivalents	(41,470)
Cash and cash equivalents	
Beginning of year	310,640
End of year	$ 269,170

See notes to financial statements.

SSH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

SSH Securities, Inc. (the *"Company"*) is a New York corporation which began operations on December 19, 1997, as a broker/dealer in mutual fund securities. The Company deals only in the distribution of a mutual fund's shares and does not handle customer funds or securities.

ACCOUNTING ESTIMATES

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS

Securities, commission revenue and related expenses are recorded on a trade date basis.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, commissions receivable, and accrued expenses approximate fair value because of the short maturity of these items.

(2) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $154,521, and net capital requirements of $12,835. The percentage of aggregate indebtedness to net capital was 125%.

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
SSH Securities, Inc.
Syosset, New York

In planning and performing our audit of the financial statements of SSH Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
SSH Securities, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 14, 2008

END